Callaway Golf Company	Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITY DIVIDENDS

	Six Months Ended
	June 30,	Year ended December 31,
	2014	2013		2012		2011		2010		2009
Earnings:
Income (loss) from continuing operations before income taxes and non-controlling interest	$62,028	$(13,322)		$(118,305)		$(89,674)		$(35,215)		$(29,128)
Add: Fixed charges	7,530	19,103		25,388		26,130		25,353		17,304

Total (loss) earnings	69,558	5,781		(92,917)		(63,544)		(9,862)		(11,824)

Fixed Charges:
Interest on debt and amortization of deferred financing costs	5,585	9,123		5,513		1,618		848		1,737
Estimated interest expense included in rental expense	1,945	4,562		6,140		7,439		4,656		4,522
Preference security dividends, pre-tax (1)	-	5,418		13,735		17,073		19,849		11,045

Total fixed charges	$7,530	$19,103		$25,388		$26,130		$25,353		$17,304

Ratio of Earnings to Fixed Charges and Preference Security Dividends	9.24	0.30	(2)	-	(2)	-	(2)	-	(2)	-	(2)

Ratio of Earnings to Fixed Charges	9.24	0.03	(2)	-	(2)	-	(2)	-	(2)	-	(2)

(1) Preference security dividends is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities. During 2013, the Company completed a series of actions to exchange, convert and redeem all shares of the Company’s outstanding Series B Cumulative Perpetual Convertible Preferred Stock (“Series B Preferred”). As such, there were no shares outstanding of the Company’s Series B Preferred at December 31, 2013 and June 30, 2014, and there were no preference security dividends accrued and paid during the six months ended June 30, 2014.

(2) Earnings for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 were insufficient to cover fixed charges, and fixed charges and preference security dividends by $13.3 million, $118.3 million, $89.7 million, $35.2 million and $29.1 million, respectively.